

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Dennis M. Lanfear
President and Chief Executive Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

> **Re: Coherus BioSciences, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2024**
> **File No. 001-36721**

Dear Dennis M. Lanfear:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Max Brunner, Esq.